EXHIBIT 99.03

April 1, 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Annual Report on Form 10-K for the year ended December 31, 2001 for Friedman, Billings, Ramsey Group, Inc.

Ladies and Gentlemen:

Consistent with the Commission's release of March 18, 2002, please be advised that the Company has obtained a letter from Arthur Andersen LLP, the Company's independent public accountants, dated April 1, 2002, containing the following representations regarding the audits performed on the Company's balance sheets as of December 31, 2001 and 2000 and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999:

  the audits were subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards;
  there was appropriate continuity of Arthur Andersen personnel working on the audits; and
  there was appropriate availability of national office consultation.

Representation relating to the availability of personnel at foreign affiliates of Arthur Andersen was not relevant to these audits.

Sincerely,

/s/ Emanuel J. Friedman
Emanuel J. Friedman
Chairman of the Board of Directors,
Co-Chief Executive Officer

/s/ Eric F. Billings
Eric F. Billings
Vice Chairman of the Board of Directors,
Co-Chief Executive Officer